KH 3/18

15049873

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 6 2015 WASH., D.C. 201

SEC FILE NUMBER
8 - 66190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SkyWorks Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 Greenwich Avenue - 4th Floor
(No. and Street)

Greenwich	CT	6830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phyllis Chin — 212-751-4422 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	7068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

KW 3/17

I, Thomas Mahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SkyWorks Securities, LLC, as of ## December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKYWORKS SECURITIES, LLC

CONTENTS

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To SkyWorks Securities, LLC:

We have audited the accompanying statement of financial condition of SkyWorks Securities, LLC (the "Company") as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SkyWorks Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 4, 2015

SKYWORKS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	138,052
Other assets		4,476
Total assets	$	142,528
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	16,000
Due to related parties		9,188
Total liabilities		25,188
Member's equity		117,340
	$	142,528

See accompanying notes to financial statement.

SKYWORKS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Business

Skyworks Securities, LLC (the "Company"), a wholly-owned subsidiary of Skyworks Capital, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on November 6, 2002. Effective January 1, 2010, the Parent became a wholly-owned subsidiary of Skyworks Holdings, LLC. The Company's operations consist primarily of providing investment banking and advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member's for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Related party transactions

The Company has an expense sharing agreement with its Parent, whereby it provides certain administrative services in connection with the Company's operations.

In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker dealer activities plus a monthly fixed overhead charge.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $113,000, which was approximately $63,000 in excess of its minimum requirement of $50,000.

4. Financial Support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2016.

5. Concentrations of credit risk

The Company maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

SKYWORKS SECURITIES, LLC

7. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2014, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statement.

8. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2015 through March 4, 2015, the date these financial statements were issued. The Company did not have any significant subsequent events to report.